October 24, 2007

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Peggy Fisher
Alan Morris
Kevin Kuhar
Jay Webb

Re:	ICx Technologies, Inc.

Registration Statement on Form S-1 (File No. 333-145135)

Initially filed on August 3, 2007

Amendment No. 1 filed on September 21, 2007

Amendment No. 2 filed on October 12, 2007

Amendment No. 3 filed on October 24, 2007

Dear Ms. Fisher:

On behalf of ICx Technologies, Inc. (“ICx” or the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated October 23, 2007 in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is marked to show changes from Amendment No. 2 to the Registration Statement as filed with the Commission on October 12, 2007 (“Amendment No. 2”). In addition, we are providing via Express Delivery five paper copies of Amendment No. 3, which are marked to show changes from Amendment No. 2.

Please note that ICx is printing preliminary prospectuses based on the prospectus included in Amendment No. 3.

For ease of reference by the Staff in reviewing ICx’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the letter from the Staff dated October 23, 2007.

Prospectus Summary, page 1

1.	Refer to prior comment 1 and your response. With respect to the statement “As a result, the homeland security market has grown from approximately $33 billion. . .,” it is unclear how the indicated documentation furnished under Tab A, at Page 4, supports the disclosure. For example, the documentation indicates the estimate for 2006 is 29% greater than the estimate for 2004, not growing by 29% annually. Further, the five-year figure of $140 million appears to indicate a cumulative figure over the next five years, not a 21 % growth rate. We also note that the fourth paragraph on page 4 states that the annual growth rate is expected to be between 8 and 10% over the next five years. Please revise to reconcile or advise.

RESPONSE: In accordance with the Staff’s comment, we have revised the disclosure on page 2 and page 70 of Amendment No. 3 to more closely reflect the supporting documentation.

Securities and Exchange Commission

October 23, 2007

Certain Relationships and Related Party Transactions, page 115

2.	Refer to prior comment 7 and your response. Please quantify the payments to be made to Messrs. Mills and Kobler, or, if unknown, tell us why you are unable to determine or estimate the amounts.

RESPONSE: The value of the contractual rights to any future payments to Messrs. Mills and Kobler by Wexford and its affiliates will be based on the liquidation value of our shares if and when sold by Wexford. Accordingly, the Company is unable to ascertain the value of those rights at this time. However, in accordance with the Staff’s comment, we have revised the disclosure on page 117 of Amendment No. 3 to provide an estimate of the value of these contractual rights with respect to our stock if Wexford sold our stock upon the completion of the offering at $18 per share.

3.	Please file as an exhibit the September 28, 2007 $7.0 million promissory note noted in the first paragraph on page 118, or tell us why it need not be filed.

RESPONSE: The promissory note has been filed as Exhibit 4.4 to Amendment No. 3.

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned or Michael Danaher of this office at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Jon Layman

Cc:	Hans C. Kobler
Deborah D. Mosier
Daniel T. Mongan
ICx Technologies, Inc.

Jeffrey Pranaitis
Lehman Brothers

Michael J. Danaher, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Kirk A. Davenport, Esq.
Ian Schuman, Esq.
Latham & Watkins LLP

Thomas Knight
Grant Thornton LLP